Morgan Stanley Institutional Fund Trust

522 Fifth Avenue

New York, NY 10036

June 3, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Division of Investment Management

Re:	Morgan Stanley Institutional Fund Trust (the “Fund”)
(File Nos. 002-89729 and 811-03980)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the addition of Class L shares of certain portfolios (the “Portfolios”) of the Fund filed with the Securities and Exchange Commission on April 4, 2008. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to, or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 85 to the Fund’s registration statement on Form N-1A (the “Post-Effective Amendment”), which will be filed via EDGAR on or about June 3, 2008.

GENERAL COMMENT TO FORM N-1A

Comment 1.	Please file a response letter to these comments via EDGAR, including the “Tandy” provisions.

Response 1.                 This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provisions, separate from the Post-Effective Amendment.

COMMENTS TO THE PROSPECTUS

Comment 2.	Please confirm that adequate disclosure relating to the nature of, and turmoil in, the current market has been included, if applicable.

Response 2.                 We believe that the current disclosure is adequate for these Portfolios.

Comment 3.	With respect to the International Fixed Income Portfolio, consider whether it is appropriate to add disclosure relating to the risk of holding debt subject to a failed auction.

Response 3.                 The International Fixed Income Portfolio is not active in that market, therefore, we do not believe that this disclosure is appropriate for this Portfolio.

Comment 4.	Ensure that the risks of subprime loans are adequately disclosed in connection with the Portfolio’s investments in structured notes.

Response 4.                 A discussion of the risks of subprime loans is contained in the section entitled “Investment Strategies and Related Risks—Mortgage Securities.”

Comment 5.	Consider whether it is necessary to add risk disclosure relating to the insurance companies that are involved with subprime mortgages.

Response 5.                 We acknowledge the comment; however, we believe that the current disclosure regarding the risks associated with subprime loans is sufficient.

Comment 6.	Please confirm that the Portfolio’s principal investment strategies are disclosed in the “Approach” and “Process” sections, in accordance with Item 2(b) of Form N-1A, and consider adding disclosure to clarify accordingly.

Response 6.                 The Portfolio’s principal investment strategies are set forth in the “Approach” and “Process” sections of the Prospectus, in accordance with Item 2(b) of Form N-1A.

Comment 7.	Consider moving the fees and expenses footnotes to after the Example.

Response 7.                 We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate. The footnotes refer to the Annual Fund Operating Expenses and although arguably the Annual Fund Operating Expenses and the Example constitute the “Fee Table,” we believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 8.	Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 8.                 The Adviser may not recoup or recapture waived fees.

Comment 9.	Please confirm that disclosing only 1 and 3 year period examples complies with Form N-1A.

Response 9.                 Item 3 of Form N-1A requires the disclosure of only 1 and 3 year period examples where the fund does not have financial statements. Because each class of the Portfolios has its own financial statements and Class L (to which this Prospectus relates) has not commenced operations as of the date of the Prospectus, we believe that showing only 1 and 3 year period examples complies with Form N-1A.

Comment 10.	Please confirm that the use of the underlined word in the following sentence, which is found in the footnotes to the Fee Table, is appropriate: “After giving effect to all advisory fee waivers and/or expense reimbursements…”

Response 10.                 The use of the word “all” is appropriate because it is referring to the advisory fee waiver and the expense reimbursement that is described above in the same footnote.

Comment 11.	With respect to the International Fixed Income Portfolio, please confirm that the three prong definition of an issuer being from a specific country ties that issuer economically to such country.

Response 11.                 We believe that an issuer is tied economically to that country if (i) its principal securities trading market is in that country; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from either goods produced, sales made or services performed in that country; or (iii) it is organized under the laws of, or has a principal office in that country. These criteria are used by the Morgan Stanley compliance department to monitor the status of such issuers. In addition, the current criteria for determining whether an issuer is from a specific country are consistent with other similar funds in the industry.

COMMENTS TO THE SAI

Comment 12.	In connection with the Fund’s Investment Limitation (5), ensure that the document describes the Fund’s borrowing policy, including a description of borrowing permitted under the 1940 Act.

Response 12.                 The Fund’s Investment Limitation (5) describes the Fund’s borrowing policy, which permits Portfolios to borrow money to the extent permitted by (i) the 1940 Act, as amended from time to time, (ii) the rules and regulations promulgated by the SEC under the 1940 Act, as amended from time to time, or (iii) an exemption or other relief applicable to the Company from the provisions of the 1940 Act, as amended from time to time. A description of the applicable provisions of the 1940 Act is contained in the section of the SAI entitled “Investments and Risks—Borrowing.” In addition, disclosure following the Fund’s Investment Limitations describes an order from the SEC regarding the Fund’s interfund lending arrangements.

Comment 13.	The SAI discloses that the Portfolios can engage in short sales. If significant, please consider including additional disclosure regarding the use of short sales.

Response 13.                We respectfully acknowledge the comment; however, we believe that the current disclosure is adequate given the limited extent to which the Portfolios engage in short selling.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4985. Thank you.

Sincerely,

/s/ Sheelyn M. Michael

Sheelyn M. Michael

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